Exhibit 99.1

TeliaSonera Signs Nordic Framework Agreements With IT integrators

STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 24, 2006--TeliaSonera has reduced the number of IT Integrators with framework agreements from twenty-nine to fourteen for 2006 and 2007. The agreements cover services for TeliaSonera's development and maintenance needs for IT applications in the Nordic countries.

In the framework agreements for 2006 and 2007, TeliaSonera continues to achieve synergies and cost savings by reducing the number of IT integrators from twenty-nine to fourteen. TeliaSonera also maintains stringent cost controls by ensuring that defined projects and studies are procured at fixed prices. Price in relation to performance will continue to develop favourably during the agreement period 2006 and 2007.

The selected suppliers are:

CCC Group, AcandoFrontec AB, Accenture AB, Artic Group AB, CapGemini Sverige AB, Cybercom Group Europe, Dati Exigen Group, EDS AB, eWork AB, Know-IT AB, Sigma AB, TietoEnator Oy, Wipro Limited, WM-data AB.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl associated companies) and 2,017,000 internet customers (2,056,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

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CONTACT:
TeliaSonera AB
Ingmar Jonsson, (0)8-713 58 30